SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-13884

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

COOPER CAMERON CORPORATION SAVINGS
INVESTMENT PLAN FOR HOURLY EMPLOYEES

B.	Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

COOPER CAMERON CORPORATION
1333 West Loop South, Suite 1700
Houston, Texas 77027

COOPER CAMERON CORPORATION SAVINGS
INVESTMENT PLAN FOR HOURLY EMPLOYEES

Statement of Changes in Net Assets Available for Benefits	(Unaudited)
Year ended December 31, 2003	Savings
& Investment
Plan
004

Additions:
Employer Contributions	24,791
less prior year accrual	(2,306)
plus current year accrual	2,339

Employer Contributions	24,824
Participant Contributions	56,272

Total Contributions	81,096
Loan Interest	4,899
Net Investment gain (loss) from CCC Master Trust for Defined Contribution Plans	138,649

Total Additions:	224,644
Deductions:
Benefit Payments	(23,597)
Fees and Expenses	—

(23,597)
Other Changes in net assets:
Net Asset Additions & Withdrawals (Transfers)	—
Net Increase (decrease)	201,047
Net assets available for benefits:
Beginning of period (py audit reports)	868,135

End of period	1,069,182

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Statement of Net Assets Available for Benefits	(Unaudited)
Year ended December 31, 2003	Savings
& Investment
Plan
004

Assets:
Employer Contribution Receivable	2,339
Participant Loan	70,143
Plan Interest in the Cooper Cameron Corporation Master Trust for Defined Contribution Plans:
Washington Mutual Investors A	197,367
EuroPacific Growth A	36,557
Franklin Balance Sheet Investment A	75,286
Lord Abbett Developing Growth A	45,072
MFS Massachusetts Investors Growth A	76,067
PRIMCO Stable Value Fund (fixed income fund)	165,986
Cooper Cameron Stock Fund (company stock fund)	3,346
State Street S&P 500 Index	127,816
PIMCO Total Return Fund/Admin	269,203

Plan Interest in Master Trust	996,700
Net Assets Available for benefits	1,069,182

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SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COOPER CAMERON CORPORATION SAVINGS
INVESTMENT PLAN FOR HOURLY EMPLOYEE

/s/	Jane C. Schmitt

By:	Jane C. Schmitt
Member of the Plan Administration
Committee

Date: June 28, 2004

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